Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 14, 2014 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2013.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.3791 U.S. dollars, which was the EUR/USD reference rate as published by the European Central Bank (the “ECB”) on December 31, 2013.

As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the EUR/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On April 11, 2014 the reference rate for the euro was $1.3872.

	High	Low	Period Average(1)	Period End
2014
April(2)	1.3872	1.3700	1.3787	1.3872
March	1.3942	1.3732	1.3823	1.3788
February	1.3813	1.3495	1.3659	1.3813
January	1.3687	1.3516	1.3610	1.3516
2013
December	1.3814	1.3536	1.3704	1.3791
November	1.3611	1.3365	1.3493	1.3611
October	1.3805	1.3493	1.3635	1.3641
September	1.3545	1.3117	1.3348	1.3505
2013	1.3814	1.2768	1.3281	1.3791
2012	1.3454	1.2089	1.2848	1.3194
2011	1.4882	1.2889	1.3917	1.2939
2010	1.4563	1.1942	1.3257	1.3362
2009	1.5120	1.2555	1.3948	1.4406

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through April 11, 2014.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 41 European states are members of the Bank (the “Member States”)1.

[1]	See “Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in SMEs, improving living conditions in disadvantaged urban areas and rural modernisation, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €37 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2013, the CEB had the equivalent of €12.6 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2013, the Bank had total outstanding funded debt (long-term debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €19.2 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2013. See “Capital Structure”. As of December 31, 2013, €612.4 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s 6th capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe. The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 41 in 2014 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova (Republic of)	1998
Croatia	1997	Montenegro	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	Norway	1978
Denmark	1978	Poland	1998
Estonia	1998	Portugal	1976
Finland	1991	Romania	1996
France	1956	San Marino	1989
Georgia	2007	Serbia	2004
Germany	1956	Slovak Republic	1998
Greece	1956	Slovenia	1994
Holy See	1973	Spain	1978
Hungary	1998	Sweden	1977
Iceland	1956	Switzerland	1974
Ireland	2004	“the former Yugoslav Republic of Macedonia”	1997
Italy	1956	Turkey	1956
Kosovo	2013
Latvia	1998
Liechtenstein	1976

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the European Union — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the “Committee of Ministers of the Council of Europe”. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers of the Council of Europe. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

In addition to the CEB’s natural connections with the Council of Europe, it has become a partner of the European Union (“EU”). The CEB takes part in the following programs:

•

the Regional Housing Programme (RHP), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (UNHCR), the Organization for Security and Co-Operation in Europe (OSCE) and the United States of America and in the context of which the CEB will manage contributions from donors as well as provide technical and secretariat services;

•

the Western Balkans Investment Framework, in which the CEB participates together with the EU, the EIB, the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financings for the countries in the Western Balkans;

•

the Neighbourhood Investment Facility, which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructures in sectors such as transport, energy, the environment and social issues (e.g. construction of schools or hospitals);

•

tripartite financing facilities, which combine loans from the CEB and Kreditanstalt für Wiederaufbau (KfW) and grants from the Commission and whose funding is used to finance investments intended to create or maintain jobs in SMEs, local infrastructure for municipalities and energy efficiency projects in CEB member states of Central and Eastern Europe;

•

the EU Platform for Blending in External Cooperation (EUBEC), which provides recommendations and guidance on the use of blending in the external cooperation of the European Union to unlock additional public and private resources. Blending is a tool which combines EU grants with other public and private sector resources such as loans and equity in order to leverage additional non-grant financing;

•

the European Platform for Roma Inclusion, set up by the European Commission, which brings together national governments, the EU, international organizations and Roma civil society representatives with the aim of stimulating cooperation and exchanges of experience on successful Roma integration policies and practices;

•	the European Local Energy Assistance, a facility, which will provide, until the end of 2014, grants intended for public entities for investments in energy efficiency projects; and

•

the Joint European Support for Sustainable Investment in City Areas, in which the CEB participated, until January 1, 2014, alongside the European Commission and the European Investment Bank (EIB) and which aims to promote the use of resources made available to Member States in the urban development sector.

At the end of 2013, EU grants in favor of projects financed by the Bank stood € 263 million. In addition, € 61 million in investment grants were approved from the multi-donor RHP Fund, which is partly funded by EU contributions, in favour of 12 RHP housing projects.

The CEB has also signed Memoranda of Understanding or other co-operation agreements with the EBRD, the World Bank Group, the Nordic Investment Bank, the Asian Development Bank, the European Investment Bank, KfW, the United Nations Children’s Fund (UNICEF), the United Nations Development Programme (UNDP) and the Office of the United Nations High Commissioner for Refugees (UNHCR). At the end of 2013, the CEB had approved donations for a total amount of €9.8 million in the framework of these Memoranda of Understanding. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization and the International Organization for Migration.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion within Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes social housing for low-income persons, aid to refugees, migrants and displaced persons and the creation and preservation of viable jobs, in particular in SMEs; (ii) “managing the environment”, which includes environmental protection, assistance in case of natural or ecological disasters and protection and rehabilitation of historic and cultural heritage; and (iii) “supporting public infrastructure with a social vocation”, which includes initiatives in the sectors of health, education and vocational training, and infrastructure of administrative and judicial public services. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing loans for investment projects of a social nature.

The CEB grants loans to the following counterparties: (i) Member States of the Bank; (ii) any legal entity approved and guaranteed by a Member State; and (iii) any legal entity approved by one of the CEB’s Member States if the Administrative Council deems the loan to carry sufficient guarantees. Any such loan may, under certain conditions, benefit from interest rate subsidies from an account known as the Social Dividend Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s historical activity.

General project financing guidelines

The CEB carries out its mission within the strategic framework of a formal “Development Plan” that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the operational context within which the Bank operates.

General guidelines for CEB’s project financing activity were previously set out in the Bank’s development plan for 2010-2014 and are now set out in the Bank’s development plan for 2014-2016 (the “Development Plan 2014-2016”), as well as in CEB’s Loan and Project Financing Policy (the “Policy”), as amended by the Development Plan 2014-2016. For additional information on the Bank’s revised development plan, see “Development Plan 2014-2016” below.

According to the Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing generally may represent up to 50% of the total eligible cost of a project. This share may be higher, up to a limit of 90%, depending on the social impact of a project, the scarcity of alternative financing sources, the extent to which CEB plays a key role in guiding the project’s preparation and implementation, and the financial situation of the borrower country and its ability to proceed with a priority social investment given the lack of affordable financing, among other factors.

The CEB’s loan share may also be higher for projects implemented in the Bank’s “Target Countries” in Central and South-Eastern Europe, including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey.

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are generally not eligible for CEB financing.

Public Sector Financing Facility (PFF) loans are a CEB financing instrument introduced by the Development Plan 2014-2016. For PFFs, which is an instrument intended for public entities whose funding is primarily budget-based and which aims to remedy temporary flaws in funding flows and ensure continuity of investments in the social sectors, eligible costs include on-going investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

In the case of EU Co-Financing Facility loans (ECF), eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans were introduced as one of CEB’s new financing instruments by the Development Plan 2014-2016 and are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

High social value projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive technical assistance, grants or guarantees from the Social Dividend Account (“SDA”), formerly known as the Selective Trust Account. On an exceptional basis, the SDA can also provide grant contributions in the form of donations responding to emergency situations or as a contribution to a common cause in the Member State.

The SDA is a special account that was first established in 1995 to provide interest rate subsidies and grants in eligible countries for eligible projects. With a view to increasing the CEB’s social added value, the SDA was expanded in March 2013 and now also provides financing for project-related technical assistance and guarantees. The SDA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies, grants, technical assistance and guarantees from the SDA are approved on a case-by-case basis by the Administrative Council. The SDA is aimed at priority groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities.

For more information regarding the SDA see Note J (“Social Dividend Account (SDA)”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the

CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a project presentation report concerning the technical and financial aspects of the project. The report describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. The social value of each project is evaluated based on a comprehensive “two-pronged” approach assigning both (i) a project/programme rating which assesses the social value of the project per se and (ii) a country rating which reflects the socio-economic situation of the country in which the project is located. Contributing to improving the screening of projects, this approach allows the Bank to closely measure the social value of each of its projects and their anticipated social outcomes. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council that evaluates and approves each loan application according to eligibility criteria defined in the Policy. In addition, projects with borrowers that have, through previous co-operation with the CEB, demonstrated a clear mandate, well-established and effective operational and financial policies and procedures, and the capacity to provide timely and comprehensive reports to CEB on the relevant financial, physical and social aspects of project implementation, may benefit from the “Conditional Financing Instrument” procedures, which allow for adjusted on-site monitoring procedures.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation of a sample of completed projects by the CEB’s independent Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other multilateral development banks, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

In 2013, the Ex-Post Evaluation Department was re-named the Evaluation Department to reflect a broadening of its role within the project cycle beyond the “ex post” scrutiny of completed loan operations and to include a strengthened focus on institutional learning and accountability.

Development Plan 2014-2016

The Development Plan 2014-2016, as proposed by the Governor and recommended by the Administrative Council, was unanimously approved by the Governing Board on November 22, 2013. The Plan, which took effect on January 1, 2014, seeks to strengthen the Bank’s mission of supporting social investments and its role as a major instrument of solidarity policy in Europe promoting the values of the Council of Europe.

The new plan focuses the Bank’s action on five strategic areas: (i) enhancing support to social investments with additional technical assistance and greater flexibility; (ii) strengthening co-operation with European Union funds at the country level; (iii) contributing to bridge the funding gap in the social sectors; (iv) increasing support for job creation and preservation and (v) examining and developing innovative approaches for additional lending and non-lending activities.

The new Development Plan 2014-2016 introduces new financing instruments and adapts the existing instruments in order to respond more efficiently to the needs of CEB’s Member States, especially given that the consequences of the financial and economic crisis have negatively impacted social cohesion, human capital and the development potential of future generations.

In particular, the support that the CEB has repeatedly provided over recent years to programmes financed by European Union funds has now been formally highlighted with the introduction of the ECF. This new CEB funding tool better articulates with the characteristics of EU Funds and is applicable both within member states of the European Union and beyond.

The PFF, intended for public entities whose funding is primarily budget-based, aims to remedy temporary flaws in funding flows and ensure continuity of investments in the social sectors throughout the period of implementation. These new instruments have been included in the provisions of the CEB’s revised Policy for Loan and Project Financing.

On-going support to job creation and preservation in micro, small and medium-sized enterprises will be further reinforced, constituting a major tool at the Bank’s disposal in its efforts to strengthen social cohesion across its membership base and consolidate the value added of its operations.

Concomitantly, continuing efforts will be expanded in favour of operations in Central, Eastern and South-Eastern European countries. Notably, enhanced cooperation with the EU, other multilateral development institutions and donor countries will be of particular importance.

The CEB also continuously considers additional ways to increase the added value of CEB financing through potential cooperation with the private sector (such as private-public partnerships), through risk-sharing mechanisms (especially in support of micro-credit) and through further diversification of CEB’s non-lending activities.

Alongside the 2014-2016 Development Plan, the CEB also adopted a revised prudential framework that took effect on January 1, 2014. It serves to underpin the main tenets of the new development plan, as it will provide the necessary tools for addressing the new risks prevailing in the current economic and financial environment that will continue to require a rigorous risk management policy. For additional information on the Bank’s revised prudential framework, see “Risk Management—Prudential Framework”.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of December 31, 2013. It does not otherwise give effect to any transaction since that date. Since December 31, 2013, there has been no material change in the capitalization of CEB, except for:

(a)	The issuance of EUR 500 million 1.125% Notes due 2018 under the Bank’s Euro Medium Term Note Programme in January 2014;

(b)	The issuance of GBP 300 million (approximately € 364 million based on the exchange rate at the time of the issuance) 1.875% Notes due 2018 under the Bank’s Euro Medium Term Note Programme in February 2014;

(c)	The issuance of AUD 100 million (approximately € 65 million based on the exchange rate at the time of the issuance) 4.750% Notes due 2024 under the Bank’s Australian and New Zealand Dollar Medium Term Note Programme in February 2014;

(d)	The issuance of CHF 225 million (approximately € 184 million based on the exchange rate at the time of the issuance) 1.000% Notes due 2023 under the Bank’s Euro Medium Term Note Programme in March 2014; and

(e)	The issuance of AUD 50 million (approximately € 33 million based on the exchange rate at the time of the issuance) 4.750% Notes due 2024 under the Bank’s Australian and New Zealand Dollar Medium Term Note Programme in March 2014.

As of December 31, 2013
(in thousands of euros)
Short-term Debt[1]	4,531,771
Long-term Debt[2]	14,766,256

Equity
Capital[3]
Subscribed	5,472,219
Uncalled	(4,859,802)
Called	612,417
General Reserve[4]	1,783,830
Gains or losses recognized directly in equity	(47,539)
Net profit	111,289

Total Equity	2,459,997
Total Capitalization[5]	17,226,253

[1]

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

[2]

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

[3]	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
[4]	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
[5]	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.19%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2013, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2012. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) have increased from €7.1 billion at year-end 2012 to €7.3 billion at year-end 2013, as a result of an increase in general reserves and a decrease in losses recognized in equity.

Capital allocation by Member State, as of December 31, 2013, is presented in the table below:

CAPITAL ALLOCATION

				In thousand euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital

France	915 770	814 114	101 656	16,735%
Germany	915 770	814 114	101 656	16,735%
Italy	915 770	814 114	101 656	16,735%
Spain	597 257	530 958	66 299	10,914%
Turkey	388 299	345 197	43 102	7,096%
Netherlands	198 813	176 743	22 070	3,633%
Belgium	164 321	146 083	18 238	3,003%
Greece	164 321	146 083	18 238	3,003%
Portugal	139 172	123 724	15 448	2,543%
Sweden	139 172	123 724	15 448	2,543%
Poland	128 260	114 023	14 237	2,344%
Denmark	89 667	79 712	9 955	1,639%
Finland	69 786	62 039	7 747	1,275%
Norway	69 786	62 039	7 747	1,275%
Bulgaria	62 459	55 526	6 933	1,141%
Romania	59 914	53 264	6 650	1,095%
Switzerland	53 824	43 229	10 595	0,984%
Ireland	48 310	42 948	5 362	0,883%
Hungary	44 788	39 816	4 972	0,818%
Czech Republic	43 037	38 260	4 777	0,786%
Luxembourg	34 734	30 878	3 856	0,635%
Serbia	25 841	22 973	2 868	0,472%
Croatia	21 376	19 003	2 373	0,391%
Cyprus	19 882	17 676	2 206	0,363%
Slovak Republic	18 959	16 854	2 105	0,346%
Albania	13 385	11 899	1 486	0,245%
Latvia	12 808	11 387	1 421	0,234%
Estonia	12 723	11 311	1 412	0,233%
“the former Yugoslav Republic of Macedonia”	12 723	11 311	1 412	0,233%
Lithuania	12 588	11 191	1 397	0,230%
Slovenia	12 295	10 930	1 365	0,225%
Iceland	10 144	9 018	1 126	0,185%
Malta	10 144	9 018	1 126	0,185%
Georgia	9 876	8 780	1 096	0,180%
Bosnia and Herzegovina	9 689	8 614	1 075	0,177%
Montenegro	6 584	5 853	731	0,120%
Kosovo	6 559	5 831	728	0,120%
Moldova (Republic of)	5 488	4 878	610	0,100%
San Marino	4 867	4 206	661	0,089%
Liechtenstein	2 921	2 374	547	0,053%
Holy See	137	107	30	0,003%

Total 2013	5 472 219	4 859 802	612 417	100,000%

Total 2012	5 465 660	4 853 971	611 689

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital. For a discussion of Kosovo’s subscribed and paid-in capital and contribution to reserves in connection with its accession to the CEB, see Note L to the Bank’s audited financial statements.

At year-end 2013, reserves increased to €1.78 billion compared to €1.66 billion at year-end 2012, primarily as a result of €120 million profit allocated to the general reserves.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing for low-income persons, vocational training, improving living conditions in urban and rural areas, infrastructure improvement and employment. Today, the CEB’s projects and loans activity is structured around three “sectorial lines of action”, each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:

•	aid to refugees, migrants and displaced persons;

•	housing for low-income persons;

•	creation and preservation of viable jobs[1]; and

•	improvement of living conditions in urban and rural areas;

•	“Managing the environment”, which includes:

•	natural or ecological disasters;

•	protection of the environment; and

•	protection and rehabilitation of historic and cultural heritage;

•	“Supporting public infrastructure with a social vocation”, which includes:

•	health;

•	education and vocational training; and

•	infrastructure of administrative and judicial public services.

In organizing its diverse project and loan activity around these sectoral lines of action, the Bank aims to present its activities in a clear manner and demonstrate its unwavering commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed by its 8 founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused in part on Central and Southeastern Europe, which includes the Bank’s “Target Countries”. At year-end 2013, 59% of loans outstanding were in favour of Target Countries.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2009-2013 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

[1]	As of January 1, 2014, within the framework of the Development Plan 2014-2016, the ‘Creation and preservation of viable jobs’ sector has become a separate sectoral line of action.

PROJECTS APPROVED

per country and per sectoral line of action					in thousand euros
Country	2013		2012		Accumulated total 2009-2013
	Amounts	%	Amounts	%	Amounts	%
Albania					40 000	0.4
Belgium	200 000	8.8	215 000	12.0	1 060 000	9.5
Bosnia and Herzegovina	70 000	3.1	61 000	3.4	159 500	1.4
Bulgaria	30 000	1.3	10 000	0.6	110 000	1.0
Croatia	100 000	4.4	50 000	2.8	361 480	3.3
Cyprus					333 000	3.0
Czech Republic	50 000	2.2			200 000	1.8
Finland	110 000	4.8			310 000	2.8
France	307 900	13.5	250 000	13.9	1 107 900	10.0
Georgia	30 942	1.4	11 719	0.7	102 661	0.9
Germany	100 000	4.4	190 000	10.6	756 000	6.8
Hungary	76 500	3.4			541 500	4.9
Ireland	41 000	1.8			266 000	2.4
Italy	6 000	0.3			6 000	0.1
Latvia					50 000	0.4
Lithuania					130 000	1.2
Moldova, Republic of	39 000	1.7			52 400	0.5
Montenegro	10 000	0.4			35 000	0.3
Poland	206 667	9.1	270 000	15.0	1 354 667	12.2
Portugal					400 000	3.6
Romania	75 000	3.3	80 000	4.5	255 000	2.3
Serbia	20 000	0.9	35 000	1.9	260 500	2.3
Slovak Republic	80 000	3.5	135 000	7.5	365 000	3.3
Slovenia	95 000	4.2			185 000	1.7
Spain	408 000	17.9	240 000	13.4	1 306 000	11.8
Sweden					100 000	0.9
“the former Yugoslav Republic of Macedonia”	8 000	0.4			136 350	1.2
Turkey	210 000	9.2	250 000	13.9	1 130 100	10.2
TOTAL	2 274 009	100.0	1 797 719	100.0	11 114 058	100.0

Sectoral line of action *	2013		2012		Accumulated total 2009-2013
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	1 702 109	74.9	1 411 069	78.5	6 726 088	60.5

Aid to refugees, migrants and displaced persons	61 500	2.7	70 000	3.9	168 500	1.5
Housing for low-income persons	300 000	13.2	221 800	12.3	1 653 050	14.9
Creation and preservation of viable jobs	1 141 942	50.2	825 519	45.9	3 275 961	29.5
Improvement of living conditions in urban and rural areas	198 667	8.8	293 750	16.3	1 628 577	14.6
Managing the environment	53 000	2.3	78 600	4.4	1 597 842	14.4

Natural or ecological disasters					522 696	4.7
Protection of the environment	53 000	2.3	61 800	3.4	999 846	9.0
Protection and rehabilitation of historic and cultural heritage			16 800	0.9	75 300	0.7
Supporting public infrastructure with a social vocation	518 900	22.8	308 050	17.1	2 790 128	25.1

Health	173 000	7.6	256 250	14.3	916 010	8.2
Education and vocational training	265 900	11.7			1 417 278	12.8
Infrastructure of administrative and judicial public services	80 000	3.5	51 800	2.9	456 840	4.1

TOTAL	2 274 009	100.0	1 797 719	100.0	11 114 058	100.0

*	amounts as estimated at the time of project approval
NB:	Percentages may not add up to 100 due to rounding.
NB:	Information presented in this table regarding amounts approved reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

LOANS DISBURSED *

per country and per sectoral line of action					in thousand euros
Country	2013		2012		Total 2009-2013
	Amounts	%	Amounts	%	Amounts	%
Albania	2 789	0.2	8 678	0.5	79 735	0.9
Belgium	137 500	7.5	290 000	18.3	722 500	8.1
Bosnia and Herzegovina	7 000	0.4	61	0.004	12 721	0.14
Bulgaria	2 500	0.1	35 500	2.2	65 000	0.7
Croatia	51 874	2.8	59 267	3.7	206 203	2.3
Cyprus	33 000	1.8	22 000	1.4	343 785	3.9
Czech Republic	52 563	2.8	5 842	0.4	63 405	0.7
Estonia			7 258	0.5	28 800	0.3
Finland					150 000	1.7
France	310 841	16.8	160 000	10.1	708 341	8.0
Germany **	117 600	6.4			635 333	7.2
Hungary	6 320	0.3	160 435	10.1	848 579	9.6
Iceland					68 116	0.8
Ireland	50 000	2.7			105 100	1.2
Italy ***			100 000	6.3	287 100	3.2
Latvia					25 000	0.3
Lithuania	47 000	2.5	55 000	3.5	130 000	1.5
Moldova, Republic of	6 972	0.4	3 304	0.2	14 410	0.2
Montenegro					10 000	0.11
Poland	315 094	17.1	203 938	12.9	1 428 271	16.1
Portugal					256 730	2.9
Romania	40 050	2.2	70 000	4.4	610 331	6.9
Serbia	34 340	1.9	5 452	0.3	82 192	0.9
Slovak Republic	72 500	3.9	50 000	3.2	155 752	1.8
Slovenia			20 000	1.3	110 000	1.2
Spain	295 000	16.0	145 000	9.2	780 332	8.8
Sweden					56 200	0.6
“the former Yugoslav Republic of Macedonia”	11 491	0.6	13 689	0.9	50 379	0.6
Turkey	251 032	13.6	168 545	10.6	839 686	9.5

TOTAL	1 845 466	100.0	1 583 968	100.0	8 874 001	100.0

Sectoral line of action	2013		2012		Total 2009-2013
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	1 217 852	66.0	999 737	63.1	5 111 313	57.6

Aid to refugees, migrants and displaced persons	49 320	2.7	5 000	0.3	94 067	1.1
Housing for low-income persons	243 115	13.2	294 377	18.5	1 270 607	14.3
Creation and preservation of viable jobs	700 920	38.0	474 548	30.0	2 440 966	27.5
Improvement of living conditions in urban and rural areas	224 497	12.1	225 812	14.3	1 305 673	14.7
Managing the environment	266 219	14.4	367 611	23.2	1 984 557	22.4

Natural or ecological disasters	137 000	7.4	154 062	9.7	591 051	6.7
Protection of the environment	123 235	6.7	190 783	12.1	1 303 936	14.7
Protection and rehabilitation of historic and cultural heritage	5 984	0.3	22 766	1.4	89 570	1.0
Supporting public infrastructure with a social vocation	361 395	19.6	216 620	13.7	1 778 131	20.0

Health	171 428	9.3	111 148	7.0	632 711	7.1
Education and vocational training	185 674	10.1	102 575	6.5	1 126 663	12.7
Infrastructure of administrative and judicial public services	4 293	0.2	2 897	0.2	18 757	0.2

TOTAL	1 845 466	100.0	1 583 968	100.0	8 874 001	100.0

*	After 1 January 2012, the loans in currencies other than euro are converted at the exchange rate at the disbursement date rather than the exchange rate at the financial statement date. For comparison purposes, historical data have been recalculated and can differ from previously published data.
**	of which € 2.6 million in favour of Target Countries in 2013
***	€100 million in favour of Target Countries in 2012
NB:	Percentages may not add up to 100 due to rounding.
NB:	Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of four sectors of action:

•

Aid to refugees, migrants and displaced persons. Projects in this sector consist, among others, of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•

Housing for low income persons. Activities in this sector include, among others, providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•

Creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or family businesses. [2]

•

Improvement of living conditions in urban and rural areas. Projects in this sector include, among others, improvement of living conditions in neighbourhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects located in regions characterized by low population density and activities in sectors such as agriculture, forestry, aquaculture and fishing.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•

Natural or ecological disasters. Projects in this sector mostly consist of the reconstruction or rehabilitation of destroyed or damaged public structures and basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to provide national and local authorities with assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters, in particular floods, fires, avalanches, earthquakes and landslides.

[2]	As of January 1, 2014, within the framework of the Development Plan 2014-2016, the ‘Creation and preservation of viable jobs’ sector has become a separate sectoral line of action.

•

Protection of the environment. Projects in this sector involve, among others, reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•

Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the relevant Member State of the Bank.

Supporting public infrastructure with a social vocation

The sectoral line of action “Supporting public infrastructure with a social vocation” is composed of three sectors of action:

•

Health. Financing of projects in the health sector involves, among others, the construction, renovation and modernization of health infrastructure such as hospitals, neighbourhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold, abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities) or centers specializing in healthcare for the elderly and the disabled.

•

Education and vocational training. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors. Financing of vocational training is particularly focused on SMEs.

•

Infrastructure of administrative and judicial public services. This sector focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 has been derived from the CEB’s audited financial statements for those periods. The financial statements as of and for the years ended December 31, 2013 and December 31, 2012 were audited by KPMG Audit, a division of KPMG S.A. The audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. The financial statements as of and for the years ended December 31, 2011, 2010 and 2009 were audited by the Bank’s previous independent auditors.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review”.

	Year ended December 31,
	2009	2010	2011[8]	2012	2013
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data
Interest and similar income	406,098	268,283	394,205	304,046	210,944
Interest expenses and similar charges	(264,617)	(131,698)	(253,257)	(146,442)	(47,325)

Interest margin	141,481	136,585	140,948	157,604	163,619

Net gains or losses from financial instruments at fair value through profit or loss[1]	(1,225)	(1,050)	3,788	(407)	(7,716)
Net gains or losses from available-for-sale financial assets	183	62	54	58	49
Commissions	(1,573)	(1,941)	(1,556)	(884)	(830)

Net banking income	138,866	133,656	143,234	156,371	155,122

General operating expenses	(29,081)	(32,062)	(34,329)	(33,908)	(41,564)
Depreciation and amortization charges of fixed assets	(1,823)	(1,838)	(1,993)	(2,233)	(2,269)

Gross operating income	107,962	99,756	106,912	120,230	111,289

Cost of risk	(913)	16,109	—	—	—

Net profit	107,049	115,865	106,912	120,230	111,289

	As of December 31,
	2009	2010	2011[8]	2012	2013
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	386,883	230,316	242,980	327,373	286,640
Financial assets at fair value through profit or loss[1]	314,346	1,216,278	1,658,168	1,200,675	441,961
Hedging derivative instruments	1,295,361	1,226,344	1,224,143	1,402,383	949,003
Available-for-sale financial assets	4,965,778	6,332,058	3,649,876	4,930,030	4,548,774
Loans to credit institutions and to customers[2]	12,326,370	12,115,390	12,283,910	12,448,526	12,769,265
Advances to credit institutions and to customers[3]	1,281,996	1,322,336	4,719,503	4,021,106	2,806,849

	As of December 31,
	2009	2010	2011[8]	2012	2013
	(In thousands of euros, except ratios)
Financial assets held to maturity	2,123,226	2,241,862	2,267,665	2,477,909	2,630,983
Other assets[4]	36,620	36,422	36,937	49,574	51,317

Total assets	22,730,580	24,721,006	26,083,182	26,857,576	24,484,792

Liabilities
Financial liabilities at fair value through profit or loss[1]	2,312,949	1,275,923	587,231	428,908	656,290
Debt securities in issue	17,680,780	19,855,536	20,958,367	21,558,288	20,087,248
Other liabilities[5]	778,079	1,530,892	2,444,589	2,608,741	1,281,257

Total liabilities	20,771,808	22,662,351	23,990,187	24,595,937	22,024,795

Total equity	1,958,772	2,058,655	2,092,995	2,261,639	2,459,997

Selected Operating Data
Loans outstanding at period end[6]	12,198,303	11,987,963	12,074,990	12,131,049	12,581,931

	As of December 31,
	2009	2010	2011[8]	2012	2013
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Loans disbursed during the period	1,805,788	1,782,150	1,855,164	1,584,381	€1,844,869
Selected Ratios[7]
Cost-to-income ratio	22.3%	25.4%	25.4%	23.1%	28.3%
Capital adequacy ratio	20.3%	23.5%	30.7%	45.3%	35.7%
Risk asset coverage ratio	40.5%	50.7%	72.4%	94.8%	71.6%
Indebtedness ratio	3.80	3.78	2.89	2.75	2.66
Portfolio ratio	1.79	1.86	1.41	1.37	1.32
Strengthened liquidity ratio	102.2%	121.1%	128.8%	96.4%	115.7%

(1)	Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.
(2)	Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.
(3)	Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.
(4)	Includes tangible and intangible assets and other assets.
(5)	Includes hedging derivative instruments, amounts owed to credit institutions and to customers, amounts in the Social Dividend Account, provisions and other liabilities (including deposits of guarantees received).
(6)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loan depreciation. The amount of loan depreciation is immaterial as of December 31, 2013.
(7)	These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other multilateral development banks and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.
(8)	The CEB has applied the amended IAS 19 (Employee benefits) since January 1, 2012. In accordance with IAS 8, this change in accounting method has been applied retroactively for comparison purposes. As a result, the figures for the year ended December 31, 2011 have been restated in this table and throughout this document.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2013, Europe experienced greater macro stability on its path towards a gradual recovery following a prolonged financial and economic crisis. While unemployment in Europe remains a concern, the improved economic scenario in certain CEB Member States has led to an improvement in the Bank’s prudential ratios, as described under “Risk Management—Prudential Framework” below. In this economic context, the Bank had liquidity reserves (which consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers) at the end of 2013 of €7.6 billion, compared to €9.3 billion at December 31, 2012.

In 2013, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) increased slightly to approximately €12.8 billion, from approximately €12.4 billion in 2012. Outstanding debt used to support these operations decreased by 6.8% in 2013 to €20.1 billion after having increased by 2.9% in 2012 to €21.6 billion.

The Bank’s net profit in 2013 was €111.3 million, compared to €120.2 million in 2012, with 2013 profits decreasing by 7.4% compared to 2012. Excluding the negative impact of the change in fair value of derivative financial instruments and the provision for early departures of certain staff members (see “Results of Operations” below), the adjusted net profit amounted to €123.3 million in 2013 against € 120.6 million in 2012, or an increase of 2.2%.

General reserves (after allocation of the Bank’s profit) increased by 6.4% in 2013 to €1.90 billion after having increased by 3.7% in 2012 to €1.78 billion, mainly as a result of 2013 profit to be allocated to the general reserves. Equity increased to approximately €2.5 billion in 2013 from €2.3 billion in 2012.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income decreased by €93.1 million in 2013 to €210.9 million compared to €304.0 million in 2012, principally as a result of a decrease in interest on available-for-sale securities and interest on loans and advances to credit institutions and customers, both of which fell in line with average market rates.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €99.1 million in 2013 to €47.3 million compared to €146.4 million in 2012, in line with the development of average market rates. In 2013, interest expenses included a provision of €1.4 million related to the early departure scheme, in accordance with the provisions of the staff regulations.

Interest margin

Net interest margin increased by €6.0 million (approximately 3.8%) in 2013 to €163.6 million from €157.6 million in 2012, mainly as a result of an increase in the interest margin of the loan activity.

Net banking income

Net banking income decreased by €1.3 million to €155.1 million in 2013 from €156.4 million in 2012, primarily as a result of the decrease of €7.3 million in the change in fair value of derivative financial instruments from negative €0.4 million in 2012 to negative €7.7 million in 2013, and of a €6.0 million increase in the interest margin.

General operating expenses

General operating expenses increased by €7.7 million to €41.6 million for the year ended December 31, 2013 compared to €33.9 million for the year ended December 31, 2012.

This increase is mainly due to changes in payroll costs, including post-employment benefits, but also and primarily the cost of the early departure measures (€2.9 million).

The cost-to-income ratio (general operating expenses including depreciation and amortization charges of fixed assets divided by net banking income) increased to 28.3% for the year ended December 31, 2013, compared to 23.1% for the year ended December 31, 2012, as a result of the increase in general operating expenses and, to a lesser extent, the decrease in net banking income. Excluding the negative impact of the fair value of derivative financial instruments and the provision for early departures of certain staff members, the adjusted cost-to-income ratio increased to 25.0% for the year ended December 31, 2013 compared to 23.0% for the year ended December 31, 2012.

Cost of risk

The Bank recorded no cost of risk in 2013, as in 2012.

Balance Sheet

Overview

As of December 31, 2013, total assets amounted to €24,485 million compared to €26,858 million as of December 31, 2012, which represented a decrease of 8.8%. The decrease in total assets is primarily attributable to the €1,214 million, or 30.2%, decrease in advances to credit institutions and customers and the €1,212 million, or 46.6%, decrease in financial assets at fair value through profit or loss and hedging derivative instruments. The decrease in advances to credit institutions and customers is principally the result of a decrease in guarantees in the form of deposits (primarily a decrease of cash collateral on deposit received in the framework of Credit Support Annex (CSA) contracts) further to significant currency exchange rate fluctuations between the Euro and the USD and AUD, respectively. The decrease in financial assets at fair value through profit or loss and hedging derivative instruments is principally the result of a decrease in market rates. The Bank did not record any new impairments in 2013.

As of December 31, 2013, total liabilities amounted to €22,025 million compared to €24,596 million as of December 31, 2012, which represents a decrease of 10.5%. Total liabilities decreased at year-end 2013 compared to year-end 2012 largely as a result of a €1,471 million, or 6.8%, decrease in debt securities and a €1,285 million, or 75.9%, decrease in other liabilities. The decrease in debt securities is mainly due to the negative impact of currency exchange rates of €965 million (primarily in relation to currency exchange rate fluctuations between the EUR/USD and EUR/AUD rates, respectively) and to the decrease in the fair value adjustment of debt securities hedged by derivatives of €451 million (primarily resulting from a decrease in market rates). The decrease in other liabilities is principally the result of a decrease in guarantees in the form of deposits further to significant currency rate changes, as described above.

Equity totaled €2,460 million at year-end 2013, up 8.8% compared to year-end 2012. This increase resulted mainly from the positive variation in general reserves of €122.3 million (2012 profit allocated in 2013), the 2013 net profit of €111.3 million and gains or losses recognized directly in equity of €84.2 million.

Securities Portfolio

The Bank’s balance sheet assets include two securities portfolios: available-for-sale financial assets and financial assets held to maturity. The total value of these portfolios decreased by €228.0 million to €7,180 million at December 31, 2013 from €7,408 million at December 31, 2012.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities in excess of one year are floating-rate, through asset swaps where applicable. Short-term instruments, which have maturities of less than one year and which represent an alternative to bank deposits, can include bonds, certificates of deposits and Euro Commercial Paper (ECP). At December 31, 2013, the CEB held €2,586 million in short-term instruments as of December 31, 2013 (€2,146 million in bonds, €340 million in certificates of deposit, €100 million in ECP deposits). Long-term securities, with a maturity in excess of one year, must have an AA or Aa2 rating at the time of purchase. They are capped at €2 billion. For instruments maturing in less than one year, the minimum rating required is A-1 or P-1. At December 31, 2013, the total value of securities in this portfolio with a maturity of more than one year amounted to €1,963 million.

The portfolio of financial assets held to maturity consists of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. Securities in this portfolio are required to have a minimum rating of AA or Aa2 when purchased. Securitization products and other securities issued by specialized vehicles, however, are required to have AAA/Aaa ratings and are capped at €500 million. As of December 31, 2013, CEB did not hold any securitization products or other securities issued by specialized vehicles. The value of the held-to-maturity portfolio must not exceed the usable equity (paid-in capital, reserves, plus gains or losses recognized directly in equity) plus the Social Dividend Account and provisions for post-employment benefits. The strategic objective is to achieve a satisfactory long-term return on these funds. The portfolio is recorded in the accounts at amortized cost. Except in exceptional circumstances, the securities in this portfolio may not be exchanged or sold. At December 31, 2013, the total value of this portfolio amounted to €2,630 million.

Funding

Subject to an annual borrowing authorization, which may be amended by a resolution of the Administrative Council, the CEB issues debt in the international capital markets, and the level of CEB’s debt securities in issue may fluctuate accordingly. For the year 2014, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounts to €4 billion.

In 2013, the Bank borrowed a total of €3.2 billion in six financing operations, including one transaction to re-open an existing line, with maturities of one year or more. This amount is similar to the volume of financing in 2012, which stood at €3.2 billion and consisted of eight financing operations, including two re-openings of existing issuances. The 2013 funding programme fulfilled two main objectives: to cover the requirements arising from CEB’s lending activity, and to enable the Bank to honor its debt maturities.

The volume of funds raised in 2013 also enabled the Bank to maintain liquidity at the level set by the Administrative Council. In this context, the stock of projects approved is taken into account in the projected liquidity requirements. In accordance with its prudent liquidity policy, the Bank’s reinforced liquidity ratio requires at least 50% of projected cash requirements for the coming three years to be available in cash. These projected requirements include the funding of approved projects and the additional liquidity requirements covering the risk of default of CEB’s borrowers over three years.

To ensure the necessary funding to finance its activities, the Bank continues to combine benchmark operations on major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2013, 64% of the funds raised by the Bank were denominated in U.S. dollars and 36% in euros. In 2012, in comparison, 79% of the funds raised by the Bank were denominated in U.S. dollars and 21% in British pounds.

In USD, two issuances were launched under the CEB’s U.S. debt shelf program: a USD 1.25 billion benchmark with a five-year maturity was completed in March, inaugurating the 2013 borrowing programme, and a second USD 1.25 billion benchmark was completed in May, also with a five-year maturity.

One re-opening of an existing issuance completed the 2013 USD funding. The transaction amounted to USD 200 million and was completed in April with maturity in April 2017. The US dollar market was the CEB’s most important market in terms of financing volumes in 2013.

Having been absent in the EUR market since the 10-year Euro benchmark of August 2011, the CEB completed a €1 billion 5-year benchmark transaction in October. This transaction made the EUR market the second largest in terms of financing volume in 2013.

The CEB also entered into a €100 million loan agreement with KfW in September, which will mature in September 2023, and completed a €50 million issuance in September that matures in September 2018.

All the financing operations carried out in 2013 were hedged with swaps to eliminate both interest rate and currency risks for such financings. Through such swaps, the total amount of funds borrowed in currencies other than the euro was converted into euros.

The average maturity of the issuances launched in 2013 was 5.1 years, compared with 4.2 years in 2012. The table below shows funds raised in their original currencies:

Funding in 2013 (with maturities greater than one year)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)	Lead manager
07/03/2013	07/03/2018	USD	5 years	1,250	Deutsche Bank / TD Securities / Credit Agricole / Goldman Sachs
22/04/2013	20/04/2017	USD	4 years(*)	200	Société Générale
31/05/2013	31/05/2018	USD	5 years	1,250	Morgan Stanley / HSBC / Royal Bank of Canada / Credit Suisse
26/09/2013	26/09/2018	EUR	5 years	50	Commerzbank
18/10/2013	25/09/2023	EUR	10 years	100	KfW
22/10/2013	22/10/2018	EUR	5 years	1,000	Crédit Agricole / JP Morgan / BNP Paribas / Royal Bank of Canada

(*)	Re-opening of existing bonds

In 2013, 95% of the issuances carried out under the borrowing programme had final maturities of five years or more, compared with 51% in 2012, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years.

At December 31, 2013, the outstanding debt represented by securities (bonds and Euro Commercial Paper), excluding interest payable, amounted to €19.2 billion, down from €20.2 billion in the previous year. The amount of outstanding Euro Commercial Paper at December 31, 2013 was €0.9 billion, compared to €1.2 billion at December 31, 2012. In 2013, as in the previous year, the Bank did not repurchase any of its long term debt. On the other hand, it made early repayments totaling €7 million, compared with €61 million in 2012. Taking these operations and the new issuances into account, the breakdown of debt by maturity is as shown in the chart below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments” and “—Off-Balance Sheet Arrangements”.

At December 31, 2013, the Bank had €3.1 billion in financing commitments to be paid out compared to approximately €3.0 billion at December 31, 2012. The stock of projects awaiting financing for Target Countries has risen significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.0 billion at December 31, 2013. This increase is due to the Bank’s policy of increasing lending to Target Countries as well as the slower disbursement rate for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2013 and 2012.

	As of December 31,
	2013	2012
	(in thousands of euros)
Stock of projects awaiting financing	4,648.936	4,867,191
of which
Financing Commitments	3,081,855	3,000,622

For Target Countries(1)	3,046,936	3,089,691

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

RISK MANAGEMENT

Risk management and control are of paramount importance to the creditworthiness of a financial institution. Within the context of its lending and treasury activities, the CEB is exposed to four main types of risk: credit risk, market risk, liquidity risk and operational risk.

As a multilateral development bank, the CEB is not subject to its Member States’ regulatory framework, the Basel Committee Recommendations or to European Union Directives. Nonetheless, the CEB has decided to observe these regulations as a point of reference for its risk management, control policy and due diligence procedures. The CEB closely follows the developments under the Basel II/III framework. In order to maintain a satisfactory level of compliance with these regulations and guidelines, the CEB reviews and adjusts its procedures whenever necessary.

The Bank has continued its prudent credit risk policy during the financial crisis. Exhaustive assessment and close monitoring together with a conservative management approach are the cornerstones of this policy.

Key Risk Responsibilities

The CEB’s risk management function is independent from the Bank’s operational activities. Several actors play a part in the Bank’s risk management, as discussed below. With rigorous supervision standards, the CEB has an integrated risk management system within the Directorate for Risk & Control (R&C). The former Central Directorate for Information Systems and Control was reorganized in 2013 around risk management business lines and especially designed to meet higher requirements regarding global risk management. All Dedicated Departments (as defined below) perform their responsibilities independently from the Bank’s operational activities.

Risk analysis is also conducted considering the guidelines of the Bank’s Prudential Framework. The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Global Risk Management Department, Assets and Liabilities Management Department and Operational Risk Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Dedicated Departments transmit their findings to the “Decision-Making Committees”, which include the Finance & Risk Committee, ALM Committee, Funding Committee, Committee for Operational Risks and Organisation and IT Steering Committee. The Dedicated Departments and Decision-Making Committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-Making Committees”.

Dedicated Departments

The following Dedicated Departments monitor the CEB’s risk profile on a regular basis and report their conclusions to several committees chaired by the Governor discussed under “—Decision-Making Committees” below.

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Global Risk Management Department (R&C). The Global Risk Management Department identifies, assesses and manages all the credit risks inherent in the CEB’s operations, as a result of both on- and off-balance sheet transactions, and assigns internal ratings to all its counterparties and transactions on the basis of internal models as discussed below under “—Credit risk—Internal rating process”. The Global Risk Management Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk, and, if necessary, recommends guarantees to be obtained. The findings are part of the project approval process. In addition, the Global Risk Management Department regularly follows up on the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s position with regard to large exposures as discussed below. It also evaluates and implements risk assessment rules, methods and general risk control follow-up processes to ensure that the Bank’s risk policies are in line with international guidelines. A quarterly Risk Management Report analyzing credit, market, liquidity and operational risks and the Prudential Framework is sent to the members of the Administrative Council and the Governing Board.

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Financial Risk & Control Department (R&C). The Financial Risk & Control Department is responsible for the control of financial transactions, the financial valuation of swaps, the management and monitoring of collateral on swaps and loans and the liquidity position.

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The Operational Risk Department (R&C). The Operational Risk Department is in charge of the Bank’s operational risk mapping and is responsible for activities designed to protect the Bank from operational risks, as discussed below under “—Operational risk”. It identifies all events that could result in operating losses. It manages the business continuity plan (updates, tests with transfer to the back-up site), monitors the Bank’s archiving system and reviews the internal procedures for all activities from an operational risk perspective.

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The Financial Reporting Department (R&C). The Financial Reporting Department is responsible for monitoring the CEB’s relationship with the rating agencies, following up on their methodologies, benchmarking with peer IFIs, and monitoring the Bank’s capital (capital increases, adhesions, etc.).

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Assets and Liabilities Management (ALM) Department (FIN). Within the Financial Directorate (FIN), the ALM Department monitors liquidity risk and market risk (the latter consisting of interest rate risk and currency risk). The ALM Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability, using a number of stress tests as discussed below under “—Market risk—Interest rate and currency risks”. It presents the projected liquidity situation based on various borrower default assumptions (see “—Liquidity risk”). Where applicable, the ALM Department reports actual or foreseeable cases of limits being exceeded and makes recommendations to the ALM Committee so as to reduce the identified risks. The ALM Department issues a quarterly ALM Report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyzes, among other things, the consequences of a fluctuation in the interest rates and the euro/U.S. dollar exchange rate on the Bank’s results. It also produces an analysis of the projected liquidity situation. At any time, the Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

In addition, the CEB’s activities are monitored by the Office of the Chief Compliance Officer and Internal Audit.

•

Office of the Chief Compliance Officer (OCCO). OCCO is responsible for the creation, review and maintenance of policies, guidelines and procedures which aim to mitigate CEB’s exposure to financial or reputational risks arising from legal, administrative or regulatory sanctions, as well as to achieve the highest standards of, integrity, ethics, good governance and transparency. OCCO’s prime responsibility is to safeguard the Bank from money-laundering, financing of terrorism, fraud, corruption or from implication in other matters that might damage the CEB’s reputation, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. Furthermore, the compliance function also has a priority focus on the adherence to CEB’s Codes of Conducts, preserving the highest standards of integrity and ethics, protecting CEB from conflicts of interest and handling the treatment of confidential information, in each case aligned to international best practices. The Chief Compliance Officer reports directly to the Governor, while enjoying functional independence. Within the Compliance Department, the Chief Information Security Officer (the “CISO”) is responsible for developing and implementing global security policies, standards, guidelines and procedures. The CISO also defines and plans independent business and operations survey programs and tools to ensure that effective IT system security controls are activated and executed. The CISO periodically updates the Bank’s IT system security policies and guidelines. The CISO also systematically performs recurring and targeted system security controls and monitors user profile authorisations as far as information systems, applications, telecommunications and other technical support systems are concerned.

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Internal Audit. In the CEB’s control framework the Internal Audit is a self-contained entity. The Head of Internal Audit reports directly to the Governor. Internal Audit carries out periodic independent reviews of the CEB’s activities to ensure systematic compliance with policies and operating procedures. The objective of Internal Audit is to provide the CEB’s Governor, Vice-Governors and controlling organs with an objective assurance of effective and controlled business and operational activities. Independent from any direct management, business or operational functions, Internal Audit examines the CEB’s activities and transactions and evaluates their conformity with existing policies, procedures and best practices as well as their associated risks. It also verifies that internal controls are efficiently and consistently applied and makes recommendations for potential improvements.

Decision-Making Committees

The following Decision-Making Committees, established by the Governor, are responsible for defining and overseeing risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

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The Finance & Risk Committee is the cornerstone of the Bank’s credit risk management framework. Risk management policies are established to identify and analyze the risks faced by the Bank, to set the appropriate risk limits and controls and to monitor the respect of those limits. It meets weekly and takes decisions based on the Global Risk Management Department’s assessments and recommendations. It also reviews all aspects of the Bank’s financial activity (cash management, debt, trends in the financial markets, liquidity) on a weekly basis.

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The ALM Committee decides on the assets and liabilities management strategy. It takes the necessary decisions with regard to financial risks on the basis of the Bank’s quarterly ALM report and in accordance with the financial policies approved by the Administrative Council.

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The Funding Committee addresses the funding strategy and the pricing policy on at least a quarterly basis. It also decides on the strategy relating to debt issuance (amounts, currencies, conditions and schedule) on the basis of the Bank’s estimated liquidity requirements and in conformity with the annual levels of debt authorized by the Administrative Council following a proposal by the Governor.

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The Committee for Operational Risks and Organization (CORO) meets semi-annually to set acceptable levels for the operational risks run by the CEB and ensures that Directors take the necessary steps to monitor and control these risks within their respective Directorates.

•	The IT Steering Committee covers all issues related to information systems and IT infrastructure to ensure business continuity and meets twice a year.

It should also be noted that the CEB’s Boards (Administrative Council and Governing Board) have overall responsibility and supervision for approving the Risk Management Framework.

Prudential Framework

Although the CEB follows the recommendations of the Basel Committee under the Basel II framework, the Prudential Framework has traditionally been organized around the Bank’s own ratios.

The prudential ratios function as “warning” indicators and are regularly reported to the Governing Board and Administrative Council. These ratios are calculated on a monthly basis (or more frequently if requested or otherwise required) by the Global Risk Management Department and any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-Making Committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-Making Committees, which may propose remedial action to the Bank’s General Management Committee.

Following the CEB’s previously announced review of the Prudential Framework in light of developments related to the Basel II framework, including Basel III, as well as the ratios used by other multilateral development banks, a new Prudential Framework was approved by the Administrative Council on November 14, 2013 and came into force on January 1, 2014. Although it is not mandatory for a Multilateral Development Bank (MDB) to do so, under this revised Prudential Framework the Bank will follow the best practices established by the Basel Committee, thus enabling it to counter new risks and ensure its financial sustainability. See “—Prudential Framework in effect as of January 1, 2014” for a detailed description of the revised Prudential Framework.

Prudential Framework in effect until December 31, 2013

Capital Adequacy Ratio

This ratio is a measure of the risk weighted loan portfolio ((principal + interest) times default probability) expressed as a percentage of CEB’s usable equity. CEB defines and monitors this ratio to ensure that its usable equity can absorb a reasonable amount of any potential loss arising from its lending activity. CEB defines usable equity as paid-in capital, reserves, plus gains or losses recognized directly in equity.

The limit is fixed at 100% of CEB’s usable equity, i.e. €2.4 billion at December 31, 2013. The ratio improved from 45.3% at December 31, 2012 to 35.7% at December 31, 2013, following the enhanced credit quality of the loan portfolio (see “Risk Management—Credit Risk”) and an increase in the CEB’s usable equity.

Risk Asset Coverage Ratio

This ratio measures the share of the loan portfolio rated “below investment grade” – that is the Bank’s exposure on its most risky assets – in relation to its sound equity. It provides an additional limit on the volume of loans outstanding and is used in conjunction with other prudential ratios in order to provide a clearer picture of the CEB’s financial strengths and weaknesses. The CEB’s sound equity is defined as paid-in capital, reserves, gains or losses recognized directly in equity, as well as uncalled capital of triple-A or double-A rated Member States (according to the second best rating by Moody’s, Standard & Poor’s and Fitch Ratings).

The limit is fixed at 66% of the CEB’s sound equity, i.e. €3.1 billion at December 31, 2013. The ratio improved during the year from 94.8% at December 31, 2012 to 71.6% at December 31, 2013 as a consequence of the enhanced credit quality of the loan portfolio reducing the share rated “below investment grade” (see “Risk Management—Credit Risk”) and an increase in the CEB’s sound equity. The risk asset coverage ratio exceeds its limit. However, the fact that the limit has been exceeded had no impact on the CEB’s financial results. The Administrative Council and the Governing Board are periodically informed and loan disbursements continue to be closely monitored.

Indebtedness Ratio

This ratio is an additional indicator that compares total debt outstanding after swap to own funds. Total debt outstanding includes: debt evidenced by a security after swap, European commercial paper, bank advances and term deposit accounts without collateral. The CEB’s own funds are defined for purposes of this ratio as subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year.

The limit is fixed at 4 (four times the CEB’s own funds), i.e. €29.3 billion at December 31, 2013. The ratio stood at 2.66 at December 31, 2013, down from 2.75 at December 31, 2012, as a result of the decrease in debt outstanding and the growth in the CEB’s own funds.

Portfolio Ratio

This ratio is an additional indicator that compares total financial assets after swap to own funds, as defined above. Financial assets are composed of both securities portfolios (held-to-maturity and available-for-sale) and treasury transactions in instruments other than securities: deposits without collateral and repurchase agreements.

The limit is fixed at 2 (twice the CEB’s own funds), i.e. €14.6 billion at December 31, 2013. The ratio stood at 1.32 at December 31, 2013, down from 1.37 at December 31, 2012, due to the decrease in financial assets and the growth in the CEB’s own funds.

Strengthened Liquidity Ratio

The strengthened liquidity ratio, which is designed to measure the Bank’s capacity to meet its net liquidity requirements, is the ratio of the Bank’s liquid assets to its net liquidity requirements for the next three years. Net liquidity requirements take into account the total stock of projects awaiting financing and the three-year net cash flow. The liquidity ratio is referred to as “strengthened” since the amount of default risk on the loan portfolio rated “below investment grade” for the next three-year period is included in the net liquidity requirements. The Bank’s liquid assets are deposits and available-for-sale financial assets with a residual maturity of less than 18 months.

At December 31, 2013, the strengthened liquidity ratio, which fixes the minimum level of liquid assets at 50% of net liquidity requirements for the next three years, stood at 115.7%, compared to 96.4% at December 31, 2012. This increase in liquidity stems from a substantial decrease in net liquidity requirements compared with a slight decline in liquid assets.

Prudential Framework in effect as of January 1, 2014

The CEB’s new Prudential Framework is built around three main pillars (capital adequacy, liquidity, leverage). Two capital ratios will now be used: a “capital adequacy ratio” based on the Basel II/III definition and a “gearing ratio” comparing outstanding loans to own funds, re-introduced to ensure better comparability with other MDBs. Regarding liquidity, in addition to the already existing long term liquidity ratio, a short term liquidity ratio will be implemented, enabling the Bank to have a broader scope and timeframe for assessment of its liquidity position. As for leverage, two ratios will respectively assess the level of debt and the level of treasury assets compared to prudential equity: a treasury assets ratio and an indebtedness ratio. All of these ratios are described below.

Capital Adequacy Ratio Basel II/III

This ratio is a measure of the CEB’s prudential equity expressed as a percentage of its total risk weighted assets (nominal value of assets times a risk-weighted factor calculated utilizing external indicators of credit, market and operational risk), and is designed to allow the CEB to monitor excessive risk build-up in its activities. CEB defines prudential equity as paid-in capital, reserves and net profit. The minimum level of prudential equity is fixed at 10.5% of the CEB’s risk-weighted assets.

Gearing Ratio

This ratio measures the volume (as opposed to the credit risk) of loans outstanding compared to own funds, which is defined for the purposes of this ratio as subscribed capital, reserves and net profit. This ratio is intended to provide a clearer picture of the CEB’s volume of loans outstanding in comparison with other MDBs. The limit is fixed at 2.5 (two and a half times the CEB’s own funds).

Liquidity Ratio

This ratio is slightly different than the strengthened liquidity ratio, described above under “—Prudential Framework in effect until December 31, 2013”, such that the amount of default risk on the loan portfolio rated “below investment grade” for the next three-year period is not included in the net liquidity requirements.

Short Term Liquidity Ratio

This ratio, calculated for various time periods, evaluates the CEB’s capacity to handle its liquidity needs over an extended market disruption or economic downturn. It compares potential sources of cash (drawdown of unrestricted cash and short-term inter-bank placements, repayment or sale of unencumbered high-quality liquid securities and repayment of loans) to potential uses of liquidity (reimbursement of issues, disbursements of financing commitments and requirements to give back cash received as collateral on derivatives). The minimum level of potential sources of cash is fixed at 100% of CEB’s potential uses of cash.

This analysis of the potential “liquidity gap” between sources and uses of cash is done on a forward-looking basis over different periods: one, three, six, and twelve months. This liquidity analysis is then tested for adverse market and economic conditions by applying risk haircuts to assets depending on their asset class, rating and maturity.

Treasury Assets Ratio

This ratio is an additional indicator that compares total financial assets after swap to prudential equity, as defined above. Financial assets are composed of nostro accounts, deposits and both securities portfolios (held-to-maturity and available-for-sale). Amounts received as collateral under CSA contracts are not taken into account. The limit is fixed at 6 (six times the CEB’s prudential equity).

Indebtedness Ratio

This ratio is an additional indicator that compares total debt outstanding after swap to prudential equity, as defined above. Total debt outstanding includes: debt evidenced by a security after swap, commercial paper, bank advances and term deposit accounts without collateral. The limit is fixed at 12 (twelve times the CEB’s prudential equity).

Internal and External Reporting on Risk Management

A report outlining in detail the Bank’s exposure to credit risk is sent to the members of the Finance & Risk Committee on a weekly basis. However, within the present financial context, this information is updated whenever an event or decision occurs that raises concern about the prudential ratios or the quality of the CEB’s counterparties, which are kept under constant surveillance.

The quarterly Risk Management Report presented to members of both the Administrative Council and the Governing Board informs the CEB’s Member States regarding developments in the CEB’s exposure to the principal types of risks, i.e. credit, market, liquidity and operational risks, as well as the prudential framework.

In terms of external reporting on risk management, the Bank provides extensive information to the rating agencies as a support for their annual assessment.

Finally, CEB’s annual Report of the Governor gives an objective view of the risk management processes and practices in place at the Bank and its year-end financial statements disclose data on its risk exposure.

Credit Risk

Overview of credit risk evaluation process

Credit risk is defined as the risk of financial loss that may occur if a counterparty fails to meet its contractual obligations. The Global Risk Management Department identifies, assesses and manages all credit risks arising from lending and treasury activities.

With respect to both types of activities, the Global Risk Management Department assesses all of the CEB’s counterparties for creditworthiness, except counterparties to treasury activity conducted in accordance with a financial investment policy approved by the Administrative Council. The Global Risk Management Department establishes internal ratings as discussed below, assigns a maximum exposure limit (in nominal amounts) and submits them to the Finance & Risk Committee which approves, modifies or rejects the limits. These assessments, based on due diligence carried out on-site or off-site, allow CEB’s risk representatives to deepen their knowledge on how the CEB’s counterparties manage their business and risks. A detailed questionnaire to be completed by the counterparties is systematically forwarded prior to each on-site evaluation and provides the basis for discussion during the meetings. As for lending activity, the findings are part of the loan approval process. For all potential projects, the Global Risk Management Department assesses the transaction on the basis of the counterparty’s creditworthiness and the CEB’s current exposure to such counterparty as well as the country risk and, if necessary, recommends credit enhancement measures (e.g. guarantees). After approval by the Finance & Risk Committee, the project is submitted to the Administrative Council.

Internal rating process

In line with best banking practices, the Global Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on the scales of international rating agencies. Two types of internal ratings are assigned: counterparty ratings and transaction ratings, the latter being given for project financing operations only. The internal counterparty rating is based upon qualitative and quantitative criteria. The model is largely based on due diligence conducted by the Global Risk Management Department and on the ratings of the international rating agencies, when available. Scoring models, developed in-house, apply various ratios according to the type of counterparty. Specific internal rating grids are used when a counterparty is not rated by an international agency. A transaction rating is based on the internal counterparty rating and takes into account, if need be, all credit enhancement applied to the transaction: collateral, guarantee, assignment of receivables and other structures that reduce the final risk.

The Bank has set up a methodology to validate the internal rating system based upon the analysis of any gaps between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

Overview of credit risk exposure

As previously disclosed, the CEB’s credit rating has been negatively affected by the financial crisis in Europe and the related deterioration in the credit ratings of certain CEB member states and a number of the CEB’s treasury and lending counterparties. The downgrade of the CEB’s credit rating has not had any material impact on its financial results. However, despite recent improvement in the credit profile of certain member states, marked deterioration in the creditworthiness of the CEB’s Member States or counterparties could harm the CEB’s credit rating as well as potentially affect its future results.

The nominal value of credit risk exposure on all of the Bank’s transactions excluding accrued interest (loans, financing commitments, deposits, securities and derivatives) at December 31, 2013 and 2012 is shown in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. To obtain the potential future credit exposure on the derivatives portfolio (swap add-on), the swap notional amounts are multiplied by a percentage based on residual maturity and type of contract (according to European Union Directives).

CEB CREDIT RISK EXPOSURE (1)

						in million euros
	2013					2012
	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total
Loans	1 904	7 309	3 368	1,1	12 582	1 931	5 936	4 263	1,0	12 131
Financing commitments	355	1 906	820	1,2	3 082	233	1 554	1 214		3 001
Deposits	1 750	1 342			3 093	2 074	2 274			4 348
Securities	4 147	2 566	200		6 913	3 766	3 180	200		7 146
Swap - add on	186	284			471	402	509			910
Forex		68			68		2			2
Swap coll - NPV not covered	6				6	16				16

Total	8 348	13 476	4 388	2,3	26 214	8 420	13 456	5 677	1,0	27 554

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Exposure fully provisioned or guaranteed by the Social Dividend Account (CEB).

Concentration – large exposure

LARGE EXPOSURE BY COUNTERPARTY (OR GROUP OF CONNECTED COUNTERPARTIES)

	in million euros
	TREASURY[1]	LENDING[2]
SOCIETE GENERALE (FR /A)	238	280	11%
AUSTRALIA AND NEW ZEALAND BANKING (AU /AA-)	572	0	12%
BPCE (FR /A)	204	400	13%
CREDIT AGRICOLE S.A. (FR /A)	62	608	14%
BNP PARIBAS (FR /A+)	698	1	15%
RABOBANK NEDERLAND (NL /AA-)	834	0	18%

sub total	2 608	1 289	83%

LA REGION WALLONNE	0	518	11%
CAISSE AMORTISSEMENT DETTE SOCIALE	351	171	11%
FRANCE	633	9	14%
POLAND	0	665	14%
CYPRUS	0	798	17%
ROMANIA	0	1 139	24%
HUNGARY	0	1 241	26%
TURKEY	0	1 345	29%

sub total	984	5 885	146%

TOTAL	3 592	7 174	229%

(1)	Treasury: securities, deposits and derivatives.
(2)	Lending: loans, financing commitments.

Large exposure is the overall exposure (loans, financing commitments, securities, deposits and derivatives) to a counterparty or group of connected counterparties other than OECD sovereigns (as a multilateral development bank, the CEB does not take into account sovereign risks of OECD member countries from this analysis) exceeding 10% of sound equity (as defined above under “Prudential Framework—Risk Asset Coverage Ratio”). However, for information purposes, all sovereign exposures exceeding 10% of the said equity are presented in the table above.

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no exposure to a counterparty or group of connected counterparties exceeds the limit of 25% of sound equity as defined above, and that the total of large exposures does not exceed 800% of sound equity.

At December 31, 2013, the Bank had six large exposures ranging between 11% and 18% of sound equity to financial groups in France, the Netherlands and Australia, 36% of which were rated AA and 64% rated A at such date. At December 31, 2012, the Bank had seven large exposures ranging between 10% and 19% of sound equity to financial groups in France, the United Kingdom, the Netherlands, Germany and Sweden, 41% of which were rated AA and 59% rated A at such date. At December 31, 2013, the total large exposure reached €3.9 billion or 83% of the CEB’s sound equity compared to €4.6 billion or 102% of sound equity at December 31, 2012, versus a limit of 800%.

CEB’s sovereign exposure for loans and securities portfolios

The table below presents information on the CEB’s exposure to sovereigns for loans and securities portfolios at year-end 2013 and 2012. See “Total Lending and Treasury Exposure in the Eurozone” below for a discussion of the CEB’s total exposure in Eurozone countries.

CEB’S EXPOSURE TO SOVEREIGNS1 FOR LOANS AND SECURITIES PORTFOLIOS

	2013				2012
	Loans	Securities	Total		Loans	Securities	Total
EU countries (a)	7 720	3 038	10 758		7 271	2 215	9 486
France	404	1 614	2 019	France	373	1 025	1 399
Germany	642	244	885	Germany	583	207	789
Belgium	757	20	777	Spain	430	274	704
Spain	569	113	683	Cyprus	627		627
Cyprus	621		621	Portugal	189	200	389
Portugal	179	200	379	Belgium	647	10	657
Italy	141	160	301	Italy	169	160	329
Finland	121	50	171	Finland	164		164
Ireland	104	10	114	Greece	84		84
Austria		83	83	Malta	58		58
Malta	48		48	Ireland	43	10	53
Luxembourg		42	42	Estonia	28		28
Slovak Republic	32		32	Slovak Republic	13		13
Estonia	26		26	Austria[2]	11		11
Greece	23		23	Slovenia	20		20
Slovenia	19		19

Sub-total eurozone	3 686	2 536	6 222		3 438	1 886	5 324

Hungary	1 222		1 222	Hungary	1 313		1 313
Poland	1 048		1 048	Poland	1 035		1 035
Romania	896		896	Romania	922		922
Supranational institutions	0	502	502	Supranational institutions		329	329
Croatia	286		286	Denmark	233		233
Denmark	205		205	Sweden	151		151
Lithuania	140		140	Lithuania	94		94
Sweden	131		131	Latvia	33		33
Bulgaria	38		38	Bulgaria	51		51
Czech Republic	36		36
Latvia	32		32

Sub-total Others	4 034	502	4 536		3 833	329	4 162

Non EU countries (b)	1 271		1 271		1 427		1 427
Turkey	984		984	Turkey	892		892
Albania	109		109	Croatia	271		271
Serbia	59		59	Albania	108		108
“the former Yugoslav Republic of Macedonia”	49		49	Serbia	45		45
Iceland	22		22	Iceland	28		28
Moldova (Republic of)	20		20	“the former Yugoslav Republic of Macedonia”	40		40
Bosnia and Herzegovina	18		18	Bosnia and Herzegovina	19		19
Montenegro	9		9	Moldova (Republic of)	13		13
San Marino	0		0	Montenegro	9		9
				San Marino	0,2		0,2

Total (a)+(b)	8 991	3 038	12 029		8 698	2 215	10 913

[1]	Sovereigns include: States, Public administrations, State financial institutions, Special financial institutions
[2]	Non CEB Member State: collateral received on loans

Total Lending and Treasury Exposure in the Eurozone

As a result of increased economic stability in Europe, the risk quality increased for both lending and treasury counterparties in 2013. The Bank’s overall credit risk exposure on all its transactions (loans, financing commitments, securities, deposits and derivatives) in the Eurozone represented 57.4% of its total exposure at December 31, 2013, stable compared to December 31, 2012. The table below presents the CEB’s lending exposure (i.e. loans and financing commitments) and treasury exposure (i.e. securities, deposits and derivatives) in Eurozone countries for 2013.

EXPOSURE IN THE EUROZONE

	in million euros
	TREASURY	LENDING	TOTAL
AUSTRIA(2)	83	372	454
BELGIUM	20	1 112	1 132
CYPRUS(1)	0	798	798
GERMANY	706	865	1 571
ESTONIA	0	26	26
SPAIN(1)	117	1 614	1 730
FINLAND	50	279	329
FRANCE	3 722	1 618	5 340
GREECE(1)	0	23	23
IRELAND	10	104	114
ITALY	160	695	855
LUXEMBOURG	42	0	42
MALTA	0	48	48
NETHERLANDS	1 574	0	1 574
PORTUGAL(1)	200	588	788
SLOVENIA(1)	0	141	141
SLOVAK REPUBLIC	0	69	69

	6 684	8 351	15 035

(1) Below investment grade counterparties

(2) Non CEB Member State: guarantees received on loans

Loan portfolio

At year-end 2013, loans outstanding stood at €12.6 billion, increasing by 3.7% compared to year-end 2012. The portfolio breakdown by type of counterparty shows that 71.5% of loans outstanding at year-end 2013 were extended to sovereigns, public administrations, state financial institutions and special financial institutions (compared to 71.7% in 2012), 26.6% to other financial institutions (compared to 26.0% in 2012) and 1.9% to other counterparties (compared to 2.3% in 2012).

Loans outstanding rated “investment grade” represented 73.2% of the total portfolio at year-end 2013 (compared to 64.8% at the end of 2012). This improvement in credit quality mirrors the relative economic stability over the course of 2013 and the corresponding improvements in the ratings of certain CEB member states, including the upgrade of Turkey’s rating to “investment grade”, which was partially mitigated by the downgrade of Croatia’s second best rating to the “below investment grade” category.

Loans outstanding to counterparties not rated by international rating agencies represented 3.8% of the overall loan portfolio at December 31, 2013 (3.5% at December 31, 2012) and the internal rating assigned to these counterparties was spread between 3 and 9.5, compared to 4 and 9 in 2012. Please see Note B to the Bank’s audited financial statements for a further discussion of the CEB’s internal rating system.

At December 31, 2013, the amount of credit enhancements in the loan portfolio totaled €4.7 billion (compared to €4.3 billion at December 31, 2012); these enhancements were comprised of guarantees for €4.2 billion (compared to €3.7 billion at the end of 2012) and of €0.5 billion in collateral (compared to €0.6 billion the end of 2012). These credit risk mitigation techniques changed the distribution by type of counterparty, thus increasing the “sovereign portfolio” by 11.4%.

In 2013 and 2012, the CEB did not record any new non-performing loans.

As is the case for other multilateral development banks, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following tables display, respectively, the breakdown of the loan portfolio by rating and by type of counterparty, and the share of the loans outstanding with the ten main counterparties, each for the two years ended December 31, 2013 and 2012:

LOAN PORTFOLIO BY RATING AND BY TYPE OF COUNTERPARTIES(1)

	2013					2012
	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total
States	87	2 936	2 566		5 589	91	2 040	3 301		5 432
Public administrations	907	1 536	49		2 493	767	1 474	27		2 268
State financial institutions	165			0,3	165	213	2			215
Special financial institutions	589	144	12		745	668	29	86		783
Other financial institutions	157	2 619	574	0,8	3 351	192	2 295	664	1,0	3 152
Non financial institutions		72	167		239		97	185		281

Total	1 904	7 309	3 368	1,1	12 582	1 931	5 936	4 263	1,0	12 131

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

(3)	Exposure fully provisioned or guaranteed by the Social Dividend Account (CEB).

LOANS OUTSTANDING WITH TEN MAIN COUNTERPARTIES(1)

		2013							2012
		AAA/AA	A/BBB	BIG(2)	No risk(3)	Total	%		AAA/AA	A/BBB	BIG(2)	No risk(3)	Total	%
1.	Hungary			1 222		1 222	10%	Hungary			1 313		1 313	11%
2.	Turkey		984			984	8%	Romania		922			922	8%
3.	Romania		896			896	7%	Turkey			892		892	7%
4.	Cyprus			621		621	5%	Cyprus			627		627	5%
5.	Crédit Agricole		476			476	4%	Poland		456			456	4%
6.	Poland		461			461	4%	Crédit Agricole		402			402	3%
7.	Région Wallonne		440			440	3%	Région Wallonne		392			392	3%
8.	PKO Bank		311			311	2%	UniCredit		326			326	3%
9.	CaixaBank		308			308	2%	CaixaBank		294			294	2%
10.	UniCredit		298			298	2%	Intesa Sanpaolo		286			286	2%

	Sub-total		4 175	1 843		6 017	48%	Sub-total		3 078	2 832		5 910	49%

	Others	1 904	3 134	1 526	1,1	6 564	52%	Others	1 931	2 858	1 431	1,0	6 221	51%

	Total	1 904	7 309	3 368	1,1	12 582	100%	Total	1 931	5 936	4 263	1,0	12 131	100%

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

(3)	Exposure fully provisioned or guaranteed by the Social Dividend Account (CEB).

Financing Commitments

As discussed above under “Financial Review—Financing Commitments and Stock of Projects Awaiting Financing”, financing commitments are approved projects still awaiting financing and for which a framework loan agreement has been signed. During 2013, financing commitments increased slightly from €3.0 billion at year-end 2012 to €3.1 billion at year-end 2013. At December 31, 2013, financing commitments rated “investment grade” represented 73.4% of the total portfolio, compared to 59.6% at December 31, 2012. The following table highlights the share of financing commitments belonging to the Eurozone and displays the breakdown by rating for the two years ended December 31, 2013 and 2012.

EXPOSURE ON FINANCING COMMITMENTS(1)

	2013					2012
	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total	AAA/AA	A/BBB	BIG(2)	No risk(3)	Total
Eurozone countries
France		325			325	50	253			303
Spain		305			305		200	30		230
Belgium	150	143			293		60			60
Germany	205	2			207	83	22			105
Austria[1]		188			188		15			15
Cyprus			177		177			229		229
Portugal			170		170			245		245
Slovak Republic		23			23
Slovenia		20			20		20			20
Finland						100				100
Ireland							50			50
Italy							10			10

Sub-total	355	1 005	347		1 707	233	630	504		1 366

Others		902	473	1,2	1 375		925	710		1 634

Total	355	1 906	820	1,2	3 082	233	1 554	1 214		3 001

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

(3)	Exposure fully provisioned or guaranteed by the Social Dividend Account (CEB).

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets (see “Financial Review—Balance Sheet—Securities Portfolios”). Securities in both portfolios are essentially denominated in euros: 96% at year-end 2013 compared to 97% at year-end 2012. The following table details the share of both securities portfolios belonging to the Eurozone and displays the breakdown by rating of each of these portfolios for the two years ended December 31, 2013 and 2012.

EXPOSURE ON SECURITIES PORTFOLIOS (1)

	2013				2012
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Financial assets held to maturity
France	1 373			1 373	1 319			1 319
Portugal			200	200			200	200
Netherlands	182			182	135			135
Italy		160		160		160		160
Germany	134			134	89	70		159
Spain		50		50		205		205
Finland	50			50
Austria	47			47	10			10
Luxembourg	42			42
Ireland		10		10		10		10
Belgium	10			10	10			10
Other countries	230			230	124			124

Sub-total	2 068	220	200	2 488	1 687	445	200	2 332

Financial assets available for sale
France	482	698		1 180	362	739		1 101
Netherlands	908			908	872			872
Germany	140	250		390	158	250		408
Spain		63		63		210		210
Austria	35			35	25			25
Belgium	10			10
Other countries	503	1 335		1 838	661	1 536		2 197

Sub-total	2 079	2 346		4 425	2 079	2 735		4 814

Total	4 147	2 566	200	6 913	3 766	3 180	200	7 146

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.
(2)	Below investment grade.

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and currency risks on its issuing, loans and securities operations in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the Finance & Risk Committee is required and a framework agreement (usually an ISDA Master Agreement and a CSA) must be signed. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral is requested if necessary.

At December 31, 2013, the breakdown of derivatives by type of hedge was 77% for issues (compared to 79% at year-end 2012), 18% for loans (compared to 17% at year-end 2012) and 5% for securities (compared to 4% at year-end 2012).

All outstanding derivatives were collateralized at December 31, 2013, unchanged compared to year-end 2012. The Bank can receive cash deposits, AAA/AA rated securities (US Treasuries, German, UK, French or Dutch government bonds) and/or, on a case-by-case basis, other fixed rate fixed maturity securities upon approval by the CEB as collateral for derivatives.

MATURITY OF SWAP INSTRUMENTS

The breakdown of the nominal value of swaps by instrument and by maturity is shown in the table below.

						In million euros
	2013					2012
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
Total (a)	4 043	13 029	4 291	2 434	23 797	2 900	14 371	4 592	2 215	24 079
Currency-rate swaps	3 901	10 947	903	595	16 346	2 812	13 554	1 025	633	18 025
Interest-rate swaps	143	2 082	3 388	1 839	7 451	88	817	3 567	1 582	6 054
thereof: collateralised (b)	4 043	13 029	4 291	2 434	23 797	2 900	14 371	4 592	2 215	24 079
(b)/ (a)	100%	100%	100%	100%		100%	100%	100%	100%

Market Risk

Market risk is defined as a risk of loss incurred as a result of unfavorable changes in interest or currency exchange rates. Within the ambit of its ordinary operations (issuing, loans and securities operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and currency risks to a minimum.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. If necessary, the ALM Department informs the Chief Financial Officer about any actual or projected limit overrun, records it in the ALM report and proposes actions to the ALM Committee with a view to restraining the nature and amount of identified risks.

Interest rate risks

The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of the held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of usable equity (as defined above under “Financial Review—Balance Sheet—Securities Portfolio”), the cash balance of the Social Dividend Account and provisions for post-employment social commitments.

Currency risks

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2013 and December 31, 2012, the net open position was almost zero.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, issuing and securities). These projections also include the level of liquidity which would result if any early repayment options of counterparties were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on counterparty assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The applied stress tests plan the liquidity situation before and after prepayments. In accordance with the Basel II framework and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies (see “—Credit Risk—Internal rating process”). The CEB also evaluates the financial impact of a “crash” scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the Strengthened Liquidity Ratio (as discussed above under “—Prudential Framework—Strengthened Liquidity Ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2012 and December 31, 2013(1)

In thousand euros
	Current oustanding			Non-current oustanding
31 December 2013	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	286 640					286 640
Available-for-sale financial assets	781 540	547 638	1 393 956	1 294 919	701 229	4 719 282
Loans and advances to credit institutions and to customers
Loans	30 191	219 584	1 476 624	6 048 396	6 075 913	13 850 708
Advances	1 328 928	1 333 389	145 375			2 807 693
Financial assets held to maturity	11 495	91 952	176 110	1 011 638	2 158 971	3 450 167

Sub-total of assets	2 438 794	2 192 564	3 192 065	8 354 954	8 936 114	25 114 489

Liabilities
Amounts owed to credit institutions and to customers	127 063	130	158	34 497	67 247	229 095
Debt securities in issue	1 000 649	1 118 554	2 943 307	12 710 284	3 224 838	20 997 631
Deposits of guarantees received	401 659					401 659
Social Dividend Account (SDA)	73 906					73 906

Sub-total of liabilities	1 603 278	1 118 684	2 943 465	12 744 781	3 292 084	21 702 292

Off-balance sheet
Financing commitments	113 900	222 680	1 115 420	1 164 961	464 894	3 081 855
Term financial instruments
To be received	782 702	689 166	3 179 385	12 239 439	1 635 026	18 525 718
To be paid	(800 849)	(524 285)	(2 937 736)	(12 029 670)	(1 708 427)	(18 000 968)

Sub-total of off-balance sheet	95 753	387 561	1 357 069	1 374 730	391 492	3 606 605

Total by maturity 2013	931 269	1 461 440	1 605 669	(3 015 097)	6 035 521	7 018 802

In thousand euros
	Current oustanding			Non-current oustanding
31 December 2012	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	327 373					327 373
Available-for-sale financial assets	757 096	716 059	1 537 992	1 404 660	668 321	5 084 128
Loans and advances to credit institutions and to customers
Loans	42 629	164 179	1 254 196	5 935 842	6 059 340	13 456 186
Advances	1 069 710	1 163 378	1 789 617			4 022 705
Financial assets held to maturity	111 883	15 545	214 430	1 131 679	1 780 074	3 253 611

Sub-total of assets	2 308 691	2 059 161	4 796 234	8 472 181	8 507 735	26 144 002

Liabilities
Amounts owed to credit institutions and to customers	83 352					83 352
Debt securities in issue	49 395	985 735	3 580 519	14 299 721	3 639 325	22 554 695
Deposits of guarantees received	1 686 270					1 686 270
Social Dividend Account (SDA)	77 654					77 654

Sub-total of liabilities	1 896 671	985 735	3 580 519	14 299 721	3 639 325	24 401 971
Off-balance sheet
Financing commitments	152 168	243 000	1 364 832	753 903	486 719	3 000 622
Term financial instruments
To be received	57 747	132 237	3 414 535	15 125 158	1 923 091	20 652 767
To be paid	(26 529)	(57 147)	(3 106 651)	(13 675 782)	(1 889 113)	(18 755 221)

Sub-total of off-balance sheet	183 386	318 090	1 672 716	2 203 279	520 698	4 898 168

Total by maturity 2012	595 405	1 391 516	2 888 431	(3 624 260)	5 389 107	6 640 199

(1)

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2013 and the contractual maturity date. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

Operational Risk

The CEB defines operational risk as the risk of potential loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. Moreover, the CEB takes into account reputational risks linked to its activities. By deliberately choosing to operate within the framework of the Basel Committee recommendations and best practices, the Bank is committed to constantly assessing its operational risks and to implementing the appropriate preventive measures. The system is reviewed at the biannual meetings of CORO and the extent of operational risk is calculated and presented in the quarterly risk report.

The Basic Indicator Approach (BIA) is adopted to calculate an operational risk charge against the Bank’s equity (defined as paid-in capital, reserves, gains or losses recognized directly in equity and profit for the year). The Bank calculates this capital charge on the basis of the average net banking income over the previous three years. At December 31, 2013, the charge amounted to €22.7 million, up from €21.6 million at December 31, 2012.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.1

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Articles specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Members voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers of the Council of Europe.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers of the Council of Europe at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[1]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg (Head of the Partial Agreement: Ms Giusi Pajardi; Executive Secretary to the Organs: Mr György Bergou).

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of his terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of December 31, 2013 (unless otherwise indicated).

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Raphaël ALOMAR Former Governor of the CEB	Chairpersons	Joseph LICARI Former Permanent Representative of Malta to the Council of Europe, Strasbourg

Tomáš BOČEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg	Vice-Chairs	Zoran ĆIROVIĆ Chairman, Securities Commission of the Republic of Serbia, Belgrade

Ardiana HOBDARI (since 17 February 2014) Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg	Albania	Erjon LUÇI (since 5 February 2014) Deputy Minister, Ministry of Finance, Tirana

Dirk VAN EECKHOUT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg	Belgium	Franciscus GODTS Administrator, International and European Financial Affairs, Federal Public Service Finances, Brussels

Almir SĂHOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg	Bosnia and Herzegovina	Ljerka MARIĆ Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Mr Emil VALEV (since 21 March 2014) Chargé d’Affaires a.i. Deputy Permanent Representative of Bulgaria to the Council of Europe, Strasbourg	Bulgaria	Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia

Miroslav PAPA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg	Croatia	Boris LALOVAC Deputy Minister, Ministry of Finance, Zagreb

Theodora CONSTANTINIDOU Ambassador, Permanent Representative of Cyprus to the Council of Europe, Strasbourg	Cyprus	Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia

Tomáš BOČEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg	Czech Republic	Petr PAVELEK Director of the Debt and Financial Assets Management Department, Ministry of Finance, Prague

Klavs A. HOLM Ambassador, Permanent Representative of Denmark to the OECD, Paris	Denmark	Thomas BØRNER Senior Advisor, Department of Finance, Ministry of Finance, Copenhagen

Gea RENNEL Ambassador Extraordinary and Plenipotentiary Permanent Representative of Estonia to the Council of Europe, Strasbourg	Estonia	Martin PÕDER Head of the EU and International Affairs Department, Ministry of Finance, Tallinn

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Pekka HYVÖNEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg	Finland	Kristina SARJO Director, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki

Jocelyne CABALLERO Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg	France	Alice TERRACOL Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris

Konstantin KORKELIA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Georgia to the Council of Europe, Strasbourg	Georgia	David LEZHAVA Deputy Minister, Ministry of Finance, Tbilisi

Julius Georg LUY Ambassador Extraordinary and Plenipotentiary Permanent Representative of Germany to the Council of Europe, Strasbourg	Germany	Elke KALLENBACH Head of Division, Ministry of Finance, Berlin

Iraklis ASTERIADIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg	Greece	Paraskevi PROTOPAPPA (Substitute) Head of Department for International Financial Organisations, Ministry of Development, Competitiveness, Infrastructure and Networks, Athens

Reverend Ignazio CEFFALIA Chargé d’Affaires a.i., Deputy Permanent Observer to the Council of Europe, Strasbourg	Holy See	Reverend Christian GOUYAUD Attaché, Permanent Mission of the Holy See to the Council of Europe, Strasbourg

Ferenc ROBÁK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg	Hungary	Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest

Berglind ÁSGEIRSDÓTTIR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris	Iceland	Ólafur SIGURÐSSON Minister-Counsellor, Ministry for Foreign Affairs, Reykjavik

Peter GUNNING Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	Ireland

Marianne NOLAN

Principal Officer, International Institutions, Department of Finance, Dublin

Frederick COOPER (since 1 January 2014)

Principal Officer, International Institutions, Department of Finance, Dublin

Manuel JACOANGELI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg	Italy	Bruno MANGIATORDI Director General, Directorate VI of the Treasury Department, Ministry of Economy and Finance, Rome

Edon CANA Consul General of Kosovo, Strasbourg	Kosovo	Arjeta NEZIRAJ Deputy Director of Department of Treasury, Ministry of Finance, Pristina

Aiga LIEPIŅA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Latvia	Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Liechtenstein Daniel OSPELT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg
Ugnė MATULEVIČIENĖ Chargé d’Affaires a.i., Deputy Permanent Representative of Lithuania to the Council of Europe, Strasbourg	Lithuania	Aloyzas VITKAUSKAS Vice-Minister, Ministry of Finance, Vilnius

Michèle EISENBARTH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg	Luxembourg	Arsène JACOBY Senior Advisor, Ministry of Finance, Luxembourg

Joseph FILLETTI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg	Malta	Albert GHIGO Deputy Permanent Representative of Malta to the Council of Europe, Strasbourg

Tatiana PÂRVU Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg	Moldova (Republic of)	Victor BODIU Secretary General of the Government, Chişinau

Ana VUKADINOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg	Montenegro	Nikola VUKIĆEVIĆ Deputy Minister for Budget, Ministry of Finance, Podgorica

Ellen BERENDS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg	Netherlands	Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague

Astrid HELLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg	Norway	Carola BJØRKLUND Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo

Urszula GACEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg	Poland	Jacek DOMINIK Undersecretary of State, Ministry of Finance, Warsaw

Luís Filipe CASTRO MENDES Ambassador, Permanent Representative of Portugal to the Council of Europe, Strasbourg	Portugal

Helder REIS

Director General of the Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon

José MORENO (since 15 January 2014)

Adviser, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon

Cristian URSE Chargé d’Affaires a.i., Deputy Permanent Representative of Romania to the Council of Europe, Strasbourg	Romania	Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest

Barbara PARA Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg	San Marino	Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Zoran POPOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg	Serbia	Zoran ĆIROVIĆ Chairman, Securities Commission of the Republic of Serbia, Belgrade

Drahoslav ŠTEFÁNEK Ambassador Extraordinary and Plenipotentiary Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg	Slovak Republic	Peter PELLEGRINI State Secretary, Ministry of Finance, Bratislava

Damjan BERGANT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg	Slovenia	Martin ZDOVC Undersecretary of State, International Finance Department, Ministry of Finance, Ljubljana

Fernando ALVARGONZÁLEZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Spain	Leonardo RODRÍGUEZ Deputy Director General for Economy and International Finance, Ministry of Economy and Competitiveness, Madrid

Carl-Henrik EHRENKRONA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg	Sweden	Eva HAGHANIPOUR Director, International Department, Ministry of Finance, Stockholm

Benedict GUBLER (since 17 February 2014) Chargé d’Affaires a.i., Deputy Permanent Representative of Switzerland to the Council of Europe, Strasbourg	Switzerland	Philippe SAS (Substitute) Deputy Head of Division, Development and Economic Cooperation, Multilateral Financial Institutions, State Secretariat for Economic Affairs, Bern

Petar POP-ARSOV Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg	“the former Yugoslav Republic of Macedonia”	Natasa STOJMANOVSKA State Secretary, Ministry of Finance, Skopje

Rauf Engin SOYSAL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg	Turkey	Hakan TOKAÇ Acting Director General, Undersecretariat of Treasury, General Directorate of Foreign Economic Relations, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as at April 1, 2014	Years with CEB	Expiration of Current Term
Rolf Wenzel	Governor	2	December 17, 2016
Apolonio Ruiz-Ligero	Vice-Governor Social Development Strategy	12	December 17, 2016
Nunzio Guglielmino	Vice-Governor Financial Strategy	13	October 31, 2015
Mikolaj Dowgielewicz	Vice-Governor Target Countries	2	May 1, 2017

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

Following the end of Deloitte & Associés’ three-year term on December 31, 2011, KPMG was selected by the Governing Board to be the Bank’s external auditor for the years 2012, 2013 and 2014.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 1, 2014, are René Brülhart (Director of the Financial Information Authority, Vatican City), Darius Matusevičius (Director of the Internal Audit and Financial Control Methodology Department of the Ministry of Finance of the Republic of Lithuania, Vilnius, Lithuania) and Maria Poulaki (Member of the Management Organization Unit Expert Team, Athens, Greece).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. Thus, at end 2013, the Bank had a total of 183 permanent staff members, in addition to appointed officials. At the same time, the Bank has also taken care to ensure that its staff reflects as closely as possible the different nationalities represented by its Member States. The number of nationalities represented at the Bank has thus grown from 14 in 1994 to 28 at end 2013. It is important to note that, with an average age of 47, an average length of service of 11 years and a low rate of turnover standing at around 4.5%, the Bank enjoys a high level of experience and expertise among its staff. Particular attention is also paid to the question of gender parity. At end 2013, the breakdown among the staff was 54% women and 46% men. Among the professional staff, assigned to study, design and managerial activities, the proportion of women stood at 35%.